ISDA ®

International Swaps and Derivatives Association, Inc.

SCHEDULE
to the
2002 Master Agreement

dated as of December 10, 2012

between

MERRILL LYNCH INTERNATIONAL,
a company organized under the laws of the England and Wales,

(“Party A”)

and

FIRST MAJESTIC SILVER CORP.
a corporation
organized and existing under the laws of the province of British Columbia

(“Party B”)

Part 1
Termination Provisions

(a)	“Specified Entity” means in relation to Party A for the purpose of Sections 5(a)(v), 5(a)(vi), 5(a)(vii) and 5(b)(v): none.

“Specified Entity” means in relation to Party B for the purpose of Sections 5(a)(v), 5(a)(vi), 5(a)(vii) and 5(b)(v): none.

(b)

“Specified Transaction” will have the meaning specified in Section 14 as amended by inserting the words, “or any Affiliate of Party A” immediately after “Agreement” in the second line thereof, and shall also include any transaction with respect to margin loans, cash loans and short sales of any financial instrument.

(c)	The “Cross-Default” provisions of Section 5(a)(vi): will apply to Party A and will apply to Party B

In connection therewith, “Specified Indebtedness” will not have the meaning specified in Section 14, and such definition shall be replaced by the following: “any obligation in respect of the repayment of moneys (whether present or future, contingent or otherwise, as principal or surety or otherwise) including, but without limitation, any obligation in respect of borrowed money or other advance of credit, except that such term shall not include obligations in respect of deposits received in the ordinary course of a party’s banking business.”

“Threshold Amount” means with respect to Party A an amount equal to three percent (3%) of the Shareholders’ Equity of Bank of America Corporation and with respect to Party B, an amount equal to USD 25,000,000.

“Shareholders’ Equity” means with respect to an entity, at any time, the sum (as shown in the most recent annual audited financial statements of such entity) of (i) its capital stock (including preferred stock) outstanding, taken at par value, (ii) its capital surplus and (iii) its retained earnings, minus (iv) treasury stock, each to be determined in accordance with generally accepted accounting principles.

(d)	The “Credit Event Upon Merger” provisions of Section 5(b)(v): will apply to Party A and will apply to Party B

(e)	The “Automatic Early Termination” provision of Section 6(a): will not apply to Party A and will not apply to Party B

(f)	“Termination Currency” means United States Dollars.

(g)

Additional Termination Event will apply. It shall be an Additional Termination Event with respect to which Party B shall be the sole Affected Party if Party B fails to maintain minimum Tangible Net Worth of USD 425,000,000.

“Tangible Net Worth” shall mean Party B’s Consolidated Shareholder’s Equity less the consolidated value of all of Party B’s Goodwill. Capitalized terms not defined herein shall have the meaning set forth in Party B’s most recently available financial statements, or if not publicly available, as provided to Party A, whether audited or unaudited.

Part 2
Tax Representations

(a)	Payer Representations. For the purpose of Section 3(e) of this Agreement, Party A and Party B will make the following representation:-

It is not required by any applicable law, as modified by the practice of any relevant governmental revenue authority of any Relevant Jurisdiction to make any deduction or withholding for or on account of any Tax from any payment (other than interest under Section 9(h) of this Agreement) to be made by it to the other party under this Agreement. In making this representation, it may rely on (i) the accuracy of any representations made by the other party pursuant to Section 3(f) of this Agreement, (ii) the satisfaction of the agreement contained in Section 4(a)(i) or 4(a)(iii) of this Agreement and the accuracy and effectiveness of any document provided by the other party pursuant to Section 4(a)(i) or 4(a)(iii) of this Agreement and (iii) the satisfaction of the agreement of the other party contained in Section 4(d) of this Agreement, except that it will not be a breach of this representation where reliance is placed on clause (ii) above and the other party does not deliver a form or document under Section 4(a)(iii) by reason of material prejudice to its legal or commercial position.

(b)	Payee Tax Representations. For the purpose of Section 3(f) of this Agreement, Party A and Party B make the representations specified below, if any:

(i)	The following representation will apply to Party A:

(1)

Party A is a company organized under the laws of England and Wales. It is a hybrid entity that is treated as a pass-thru entity for U.S. federal income tax purposes and each partner or owner of Party A is a “non-U.S. branch of a foreign person” for purposes of section 1.1441-4(a)(3)(ii) of the United States Treasury Regulations and a “foreign person” for purposes of section 1.6041- 4(a)(4) of the United States Treasury Regulations.

(ii)	The following representations will apply to Party B:

	(1)	Party B is a corporation organized under the laws of Canada. It is treated as a corporation for U.S. federal income tax purposes.

(2)

Party B is a “non-U.S. branch of a foreign person” (as that term is used in section 1.1441-4(a)(3)(ii) of the United States Treasury Regulations) for U.S. federal income tax purposes, each payment received or to be received by it under this Agreement will not be effectively connected with its conduct of a trade or business in the United States and it is a “foreign person” for purposes of section 1.6041-4(a)(4) of the United States Treasury Regulations.

(c)

Withholding Tax imposed on payments to non-US counterparties under the United States Foreign Account Tax Compliance Act. “Tax” as used in Part 2(a) of this Schedule (Payer Tax Representation) and “Indemnifiable Tax” as defined in Section 14 of this Agreement shall not include any U.S. federal withholding tax imposed or collected pursuant to Sections 1471 through 1474 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b) of the Code, or any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of such Sections of the Code (a "FATCA Withholding Tax"). For the avoidance of doubt, a FATCA Withholding Tax is a Tax the deduction or withholding of which is required by applicable law for the purposes of Section 2(d) of this Agreement.

This Part 2(c) shall replace any “Express Provisions” where “Express Provisions” means any provisions expressly set out in any confirmation of a Transaction that supplements, forms a part of, and is subject to, this ISDA Master Agreement; that provide for amendments to (i) any Payer Tax Representation contained in this ISDA Master Agreement, (ii) Section 2(d) of this ISDA Master Agreement, or (iii) the definition of “Indemnifiable Tax” in this ISDA Master Agreement, in each case, only in relation to FATCA Withholding Tax.”

Part 3
Agreement to Deliver Documents

For the purpose of Section 4(a)(i) and 4(a)(ii) of this Agreement, each party agrees to deliver the following documents:-

(a)           Tax forms, documents or certificates to be delivered are:-

Party required to deliver document	Document	Date by which to be delivered

Party B	Internal Revenue Service Form W-8 IMY together with the applicable withholding statement or W-8BEN, W-8ECI or W-9 relating to the beneficial owners of Party B.	(i) Upon execution and delivery of this Agreement, (ii) before December 31 of each third succeeding calendar year, (iii) promptly upon reasonable demand by Party A, and (iv) promptly upon learning that any such tax form previously provided by Party B has become obsolete or incorrect.

Party A and Party B

Any other document required or reasonably requested to allow the other party to make payments under this Agreement without any deduction or withholding for or on account of any Tax or with such deduction or withholding at a reduced rate.

Promptly upon reasonable demand by the other party.

(b)           Other documents to be delivered are:-

Party required to deliver document	Form/Document/Certificate	Date by which to be delivered	Covered by Section 3(d) Representation

Party A and Party B	Credit Support Document, if any, specified in Part 4 of the Schedule, such Credit Support Document being duly executed if required.	Upon execution and delivery of this Agreement.	No

Party A and Party B	Resolution(s) of its board of directors or other documents authorizing the execution and delivery of this Agreement and the Transactions thereunder.	Upon execution and delivery of this Agreement	Yes

Party required to deliver document	Form/Document/Certificate	Date by which to be delivered	Covered by Section 3(d) Representation

Party A and Party B	Incumbency certificate or other documents evidencing the authority of individuals executing this Agreement or any other document executed in connection with this Agreement.	Upon execution and delivery of this Agreement or any other documents executed in connection with this Agreement.	Yes

Party A

Annual audited financial statements of Party A’s Credit Support Provider prepared in accordance with generally accepted accounting principles in the country in which Party A’s Credit Support Provider is organized.

		Promptly upon request.	Yes

Party B

Annual Report of Party B containing audited, consolidated financial statements certified by independent certified public accountants and prepared in accordance with generally accepted accounting principles in the country in which such party is organized.

		As soon as available and in any event within 90 days after the end of each fiscal year of Party B.	Yes

Party B

Quarterly Financial Statements of Party B containing unaudited, consolidated financial statements of such party’s fiscal quarter prepared in accordance with generally accepted accounting principles in the country in which such party is organized.

		As soon as available and in any event within 45 days after the end of each fiscal quarter of Party B.	Yes

Party B

A report of Party B’s aggregate mark to market exposure of any obligations relating to derivatives transactions, whether secured or unsecured, in a form acceptable to Party A in its reasonable discretion.

(i) Initially upon execution and delivery of this Agreement and (ii) thereafter within 45 days after the end of each fiscal quarter of Party B in so far as there are any obligations existing in respect of outstanding derivatives transactions during the relevant fiscal quarter.

Yes

Party required to deliver document	Form/Document/Certificate	Date by which to be delivered	Covered by Section 3(d) Representation

Party B	A written notice from Party B’s Chief Financial Officer certifying that it is in compliance with the covenants contained in Part 5(h) hereof.

(i) Initially upon execution and delivery of this Agreement and (ii) thereafter within 45 days after the end of each fiscal quarter of Party B in so far as there are any obligations existing in respect of outstanding derivatives transactions during the relevant fiscal quarter, in each case in the form set forth in Exhibit II hereto.

Yes

Part 4
Miscellaneous

(a)	Address for Notices. For the purpose of Section 12(a) of this Agreement:-

Address for notices or communications to Party A:-

(For Equity Derivative Transactions)

Merrill Lynch International
Bank of America Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ United Kingdom

Attention: Global Equity Derivatives Department Telephone No.: (44-20) 7996 4671 Facsimile No.: (44-20) 7553 3166

(For Bond Option Transactions)

Merrill Lynch International
Bank of America Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ United Kingdom

Attention: Manager - Fixed Income Settlements Telephone No.: (44-20) 7995 7126 Facsimile No.: (44-20) 7995 0616

Additionally, a copy of all notices pursuant to Sections 5, 6, and 7 as well as any changes to Party B’s address, telephone number or facsimile number should be sent to:

Merrill Lynch International
Bank of America Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ United Kingdom

Attention: Client Integration & Documentation Facsimile No.: (44-20) 7996 2995

Address for notices or communications to Party B:-

First Majestic Silver Corp. #1805 - 925 West Georgia Street Vancouver, British Columbia V6C 3L2 Attention: Raymond Polman Telephone No.: 604-639-8818 Facsimile No.: 604-639-8873

Any notice, demand or other communication to be provided by Party A pursuant to this Agreement (including, without limitation, any notice, demand or communication pursuant to Section 6(a) or Section 6(b)(iv) of this Agreement) shall be effective when sent to the address of Party B provided in this Part 4(a) without regard to the delivery to any other persons required to be copied on distributions to Party B. Any failure by Party A to provide copies to such other entities or persons shall in no way abrogate, invalidate or otherwise affect the validity or enforceability of the notice, demand or communication or the matters set forth therein, including, without limitation, the designation of an Event of Default, Termination Event, Early Termination Date or any other such matter.

(b)	Process Agent. For the purpose of Section 13(c):

Party A appoints as its Process Agent:

Bank of America, N.A., One Bryant Park, 18th Floor, New York, NY 10036, Attention Litigation Department.

Party B appoints as its Process Agent: CT Corporation
111 Eighth Avenue
13th Floor New York NY, 10011

(c)	Offices. The provisions of Section 10(a) will apply to this Agreement.

(d)	Multibranch Party. For the purpose of Section 10(b) of this Agreement:

Party A is not a Multibranch Party.

Party B is not a Multibranch Party.

(e)	Calculation Agent. The Calculation Agent is Party A.

(f)	Credit Support Document. Details of any Credit Support Document:

Each of the following, as amended, extended, supplemented or otherwise modified in writing from time to time, is a “Credit Support Document”:

In relation to Party A: Guarantee of Merrill Lynch & Co., Inc. (“ML&Co.”) in the form attached hereto as Exhibit I.

In relation to Party B: none.

(g)	Credit Support Provider.

Credit Support Provider means in relation to Party A: ML&Co.

Credit Support Provider means in relation to Party B: Not applicable.

(h)

Governing Law; Jurisdiction. This Agreement and any and all controversies arising out of or in relation to this Agreement shall be governed by and construed in accordance with the laws of the State of New York (without reference to its conflict of laws doctrine).

Section 13 is amended by (i) deleting in Section 13(b)(i)(2) the word “non-exclusive” and replacing it with “exclusive” and (ii) deleting Section 13(b)(iii) in its entirety.

(i)

Netting of Payments. Unless the parties otherwise so agree, “Multiple Transaction Payment Netting” will apply for the purpose of Section 2(c) of this Agreement to all Transactions, starting as of the date of this Agreement.

(j)	“Affiliate” will have the meaning specified in Section 14 of this Agreement.

(k)	Absence of Litigation. For the purpose of Section 3(c):

“Specified Entity” means in relation to Party A, none;

“Specified Entity” means in relation to Party B, any Affiliate of Party B.

(l)	No Agency. The provisions of Section 3(g) will apply to this Agreement.

(m)

Additional Representation will apply. For the purpose of Section 3 of this Agreement, each of the following will constitute an Additional Representation, which will be made by the party indicated below at the times specified below:

(i)

Mutual Representations. Each party makes the following representations to the other party (which representations will be deemed to be repeated by each party on each date on which a Transaction is entered into):

(A)

Relationship Between Parties. Each party will be deemed to represent to the other party on the date on which it enters into a Transaction that (absent a written agreement between the parties that expressly imposes affirmative obligations to the contrary for that Transaction):

(1)

Non-Reliance. It is acting for its own account, and it has made its own independent decisions to enter into that Transaction and as to whether that Transaction is appropriate or proper for it based upon its own judgment and upon advice from such advisors as it has deemed necessary. It is not relying on any communication (written or oral) of the other party as investment advice or as a recommendation to enter into that Transaction, it being understood that information and explanations related to the terms and conditions of a Transaction shall not be considered investment advice or a recommendation to enter into that Transaction. No communication (written or oral) received from the other party will be deemed to be an assurance or guarantee as to the expected results of that Transaction.

(2)

Assessment and Understanding. It is capable of assessing the merits of and understanding (on its own behalf or through independent professional advice), and understands and accepts, the terms, conditions and risks of that Transaction. It is also capable of assuming, and assumes, the risks of that Transaction.

(3)	Status of Parties. The other party is not acting as a fiduciary for or an advisor to it in respect of that Transaction.

(B)	Eligible Contract Participant. It is an “eligible contract participant” as defined in Section 1 of the U.S. Commodity Exchange Act, 7 U.S.C.

(C)

Qualified Party. Party B hereunder represents and warrants to the other party that as of the date of this Agreement and as of the date of each Transaction entered into under this Agreement it is (1) and will remain a Qualified Party within the meaning of paragraph 1.1 of the British Columbia Securities Commission's Instrument 91- 501 entitled "Over-The-Counter Derivatives", and that it is similarly qualified pursuant to any equivalent or analogous law, order or enactment of any other jurisdiction that may have application to such Transaction, and (2) a “Canadian Permitted Client” as defined in Section 8.18 of National Instrument 31-103 - Registration Requirements, Exemptions and Ongoing Registrant Obligations

(n)

Recording of Conversations. Each party to this Agreement acknowledges and agrees to the recording of conversations between trading and marketing personnel of the parties to this Agreement, whether by one or the other or both of the parties or their agents.

(o)

Eligible Financial Contract. Each party acknowledges and agrees that this Agreement, including all Transactions hereunder, each and together constitute an “eligible financial contract” under and in all proceedings related to the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or the Winding-up and Restructuring Act (Canada), as the same may be amended, restated, replaced or re-enacted from time to time, and will be treated similarly under and in all proceedings related to any bankruptcy, insolvency or similar law (regardless of the jurisdiction of application or competence of such law) or any ruling, order, directive or pronouncement made pursuant thereto.

(p)

Equivalency Clause. For purposes of disclosure pursuant to the Interest Act (Canada), the yearly rate of interest to which any rate of interest payable under the Agreement which is to be calculated on any basis other than a full calendar year is equivalent may be determined by multiplying such rate by a fraction the numerator of which is the number of days in the calendar year in which the period for which interest at such rate is payable ends and the denominator of which is the number of days comprising such other basis.

(q)	Bankruptcy. Section 5(a)(vii) (4)(A) is hereby amended by adding after the words “or other similar law affecting creditors’ rights”, the following:

“(including any plan of arrangement law under any corporations statute where the plan proposes or will propose an arrangement with respect to any class of creditors)”.

(r)	Force Majeure Event. Section 5(b)(ii) is hereby amended as follows:

(A)

Delete the words “force majeure or act of state” from the third line in Section 5(b)(ii) and replace them with the following: “any event or circumstance, including, without limitation, any natural, technological, political, governmental (which for greater certainty includes an act of state) or similar event or circumstance,”.

(B)

Delete the words “force majeure or act of state” from the first line in the last paragraph of Section 5(b)(ii) and replace them with the following: “such event or circumstance was not anticipated at the date of entering into the Transaction (or, in the case of the Early Termination Amount, the date of entering into this Agreement),”.

Part 5
Other Provisions

(a)

Financial Statements. Section 3(d) is hereby amended by adding in the third line thereof after the word “respect” and before the period: “or, in the case of financial statements, a fair presentation of the financial condition of the relevant party”.

(b)

2002 Master Agreement Protocol. Annexes 1 to 18 and Section 6 of the ISDA 2002 Master Agreement Protocol as published by the International Swaps and Derivatives Association, Inc. on July 15, 2003 are incorporated into and apply to this Agreement. References in those definitions and provisions to any ISDA Master Agreement will be deemed to be references to this Master Agreement.

(c)

Consent to Disclosure. Party B consents to Party A effecting such disclosure as Party A may reasonably deem appropriate to enable Party A to transfer Party B’s records and information to process and execute Party B’s instructions to any of its Affiliates. For the avoidance of doubt, Party B’s consent to disclosure includes the right on the part of Party A to allow access to any intended recipient of Party B’s information, to the records of Party A by any means.

(d)

Transfer. Notwithstanding the provisions of Section 7, Party A may assign and delegate its rights and obligations under (i) any one or more Transactions or (ii) this Agreement and all Transactions hereunder (the “Transferred Obligations”) to any direct or indirect affiliate of ML&Co. (the “Assignee”) by notice specifying the effective date of such transfer (“Effective Date”) and including an executed acceptance and assumption by the Assignee of the Transferred Obligations; provided that, in the case of Transferred Obligations assigned or delegated to a direct or indirect subsidiary of ML&Co., the guarantee of ML&Co. will continue in full force and effect with respect to such Transferred Obligations.

On the Effective Date, (a) Party A shall be released from all obligations and liabilities arising under the Transferred Obligations; and (b) if Party A has not assigned and delegated its rights and obligations under this Agreement and all Transactions hereunder, the Transferred Obligations shall cease to be Transaction(s) under this Agreement and shall be deemed to be Transaction(s) under the master agreement, if any, between Assignee and Party B, provided that, if at such time Assignee and Party B have not entered into a master agreement, Assignee and Party B shall be deemed to have entered into an ISDA 2002 form of Master Agreement with a Schedule substantially in the form hereof but amended to reflect the name of the Assignee and the address for notices and any amended representations under Part 2 hereof as may be specified in the notice of transfer.

(e)

Set-off. Section 6(f) is hereby amended by inserting in the sixth line thereof the words “or any affiliates of the Payee in circumstances where the Payee is the Non-defaulting Party or Non-Affected Party” following the words “payable by the Payee”.

(f)	Method of Notice. Section 12(a)(ii) of the Master Agreement is deleted in its entirety and replaced with “(ii) [RESERVED];”.

(g)

Third-Party Rights. The parties to this Agreement do not intend that any term of this Agreement should be enforceable by virtue of the Contracts (Rights of Third Parties) Act 1999 by any person who is not a party to this Agreement.

(h)	Covenants. Party B covenants as follows:

(i)

The Permitted Indebtedness of Party B shall not at any time exceed USD 75,000,000 in the aggregate. Notwithstanding the foregoing, in the event Party B’s Permitted Indebtedness exceeds USD 75,000,000 solely as a result of fluctuations in the mark to market value of Party B’s derivatives transactions, then in such instance the breach of this covenant shall not constitute an Event of Default but instead Party B may not incur any additional unsecured indebtedness (including but not limited to Specified Indebtedness) until such time as the value of Party B’s Permitted Indebtedness is less than USD 75,000,000.

As used herein, “Permitted Indebtedness” shall mean the sum of (x) any unsecured indebtedness including but not limited to amounts owed pursuant to Transactions under this Agreement and Specified Indebtedness, and (y) the net mark to market exposure of Party B’s counterparties to Party B under any derivatives transactions between such counterparties and Party B.

(ii)

Party B and the Party B Affiliates shall not at any time incur any secured indebtedness other than Fleet Financing Loans. The aggregate amount of Fleet Financing Loans incurred by Party B and the Party B Affiliates shall not at any time exceed USD 75,000,000 in the aggregate. “Fleet Financing Loans” means debt incurred by Party B or a Party B Affiliate as part of the financing of vehicles that is secured by the value of such vehicles and is incurred in the ordinary course of its business.

(iii)

Party B’s Affiliates shall not at any time (a) incur any unsecured indebtedness, including but not limited to Specified Indebtedness, other than unsecured indebtedness that is a Party B Affiliate Loan; or (b) be a party to any derivative transaction. “Party B Affiliate Loan” means any unsecured loan, note, advance, other indebtedness or extension of credit (a) from Party B to a Party B Affiliate or (b) from a Party B Affiliate to another Party B Affiliate.

(iv)

As of the date of this Agreement, there are no loans, notes, advances, other indebtedness (including but not limited to Specified Indebtedness) or extensions of credit from any Party B Affiliate to Party B.

(v)	Party B shall not at any time incur any indebtedness, including but not limited to Specified Indebtedness, that is owed to any Party B Affiliate.

(vi)	Neither Party B nor any Party B Affiliate shall transfer, whether in whole or in part, any Party B Affiliate Loan to an entity that is not a Party B Affiliate.

For the purposes of this Part 5(h), Section 5(a)(ii) of the Agreement shall be amended to replace the words “thirtieth day” by “fifth day”.

(i)	Safe Harbors. (1) Each party to this Agreement acknowledges that:

(i)

This Agreement, including any Credit Support Document, is a “master netting agreement” as defined in the U.S. Bankruptcy Code (the “Code”), and a “netting contract” as defined in the netting provisions of the Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”), and this Agreement, including any Credit Support Document, and each Transaction hereunder is of a type set forth in Section 561(a)(1)-(5) of the Code;

(ii)

Party A is a “master netting agreement participant,” a “financial institution,” a “financial participant,” a “forward contract merchant” and a “swap participant” as defined in the Code, and a “financial institution” as defined in the netting provisions of FDICIA;

(iii)

The remedies provided herein, and in any Credit Support Document, are the remedies referred to in Section 561(a), Sections 362(b)(6), (7), (17) and (27), and Section 362(o) of the Code, and in Section 11(e)(8)(A) and (C) of the Federal Deposit Insurance Act;

(iv)

All transfers of cash, securities or other property under or in connection with this Agreement, any Credit Support Document or any Transaction hereunder are “margin payments,” “settlement payments” and “transfers” under Sections 546(e), (f), (g) or (j), and under Section 548(d)(2) of the Code; and

(v)

Each obligation under this Agreement, any Credit Support Document or any Transaction hereunder is an obligation to make a “margin payment,” “settlement payment” and “payment” within the meaning of Sections 362, 560 and 561 of the Code.

(2) Party B acknowledges and agrees that this Agreement and all Transactions, related guarantee or other credit support arrangements, each and together constitute an "eligible financial contract" under the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada) and the Winding up and Restructuring Act (Canada), as the same may be amended, restated, replaced or re enacted from time to time, and will be similarly treated under and in all proceedings related to bankruptcy or insolvency of a party.

(J)

WAIVER OF RIGHT TO TRIAL BY JURY. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY CREDIT SUPPORT DOCUMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

Part 6

ADDITIONAL PROVISIONS FOR COMMODITY DERIVATIVE TRANSACTIONS

(for the avoidance of doubt such provisions shall not apply to derivatives where the underlying reference price is data concerning a climatic variable.)

(a)	The “Market Disruption Events” specified in Section 7.4(d)(i) of the Commodity Definitions shall apply, except as otherwise specifically provided in the Confirmation.

(b)	“Additional Market Disruption Events” shall apply only if so specified in the relevant Confirmation.

(c)	Section 7.5 of the ISDA 2005 Commodity Definitions (as amended, supplemented, updated and restated from time to time) shall apply; however, Section 7.5(d)(ii)(B) shall be replaced with the following:

if a Relevant Price (or a method for determining a Relevant Price) has not been determined or agreed on by the conclusion of the tenth (10th) Business Day or Bullion Business Day following the expiry of the Maximum Days of Disruption applicable pursuant to Section 7.5(d)(i)(B), then "Negotiated Fallback" shall cease to operate as a Disruption Fallback and the next applicable Disruption Fallback shall apply to the Transaction."

IN WITNESS WHEREOF, the parties have executed this Schedule by their duly authorized officers as of the date hereof.

	MERRILL LYNCH INTERNATIONAL		FIRST MAJESTIC SILVER CORP.

By:	”signed”	By:	“signed”
Name:	Anne Richmond-Patrick	Name:	Raymond Polman
Title:	Authorized Signatory	Title:	Chief Financial Officer
Date:	11 December 2012	Date:	December 10, 2012

		By:	“signed”
		Name:	Keith Neumeyer
		Title:	President & CEO
		Date:	December 10, 2012

EXHIBIT I

GUARANTY OF MERRILL LYNCH & CO., INC.

FOR VALUE RECEIVED, the receipt of which is hereby acknowledged, MERRILL LYNCH & CO., INC., a corporation duly organized and existing under the laws of the State of Delaware (“ML&Co.”), hereby unconditionally guarantees to [ ] (the “Company”) the prompt payment of any and all obligations and liabilities of Merrill Lynch International, a company organized under the laws of England and Wales (the “Affiliate”), any successors and permitted assigns (“Affiliate Parties”) under the terms of that certain ISDA 2002 Master Agreement between the Company and the Affiliate, dated as of [ ] (as amended, supplemented or otherwise modified from time to time, the “Agreement”), including, in case of default, interest on any amount due, when and as the same shall become due and payable, whether on the scheduled payment dates, at maturity, upon declaration of termination or otherwise, after giving effect to any applicable notice requirement or grace period and, at all times, in accordance with the terms of the Agreement. In the event that the Affiliate or any applicable Affiliate Party fails to make any payment under the Agreement when due after giving effect to any applicable notice requirement and grace period, ML&Co. hereby agrees to make such payment, or cause any such payment to be made, promptly upon receipt of written demand from the Company to ML&Co.; provided, however, that delay by the Company in giving such demand shall in no event affect ML&Co.’s obligations under this Guaranty. This Guaranty shall remain in full force and effect or shall be reinstated (as the case may be) if at any time any payment guaranteed hereunder, in whole or in part, is rescinded or must otherwise be returned by the Company upon the insolvency, bankruptcy or reorganization of the Affiliate or other applicable Affiliate Party or otherwise, all as though such payment had not been made.

This Guaranty shall be one of payment and not of collection and shall be irrevocable in respect of any payment obligations incurred by the Affiliate or other applicable Affiliate Party under the Agreement prior to the termination of this Guaranty as further provided below. ML&Co. hereby agrees that its obligations hereunder shall be unconditional, irrespective of (i) the validity, regularity or enforceability (except as may result from any applicable statute of limitations) of the Agreement, (ii) the absence of any action to enforce the same, (iii) any waiver or consent by the Company concerning any provisions thereof, (iv) the rendering of any judgment against the Affiliate or other applicable Affiliate Party or any action to enforce the same or (v) any other circumstances that might otherwise constitute a legal or equitable discharge of a guarantor, a surety or principal debtor, or a defense of a guarantor, surety or principal debtor, other than defense of payment. ML&Co. covenants that this Guaranty shall not be discharged except by complete payment of the amounts payable under the Agreement. This Guaranty shall continue to be effective if ML&Co., the Affiliate or other applicable Affiliate Party merges or consolidates with or into another entity, loses its separate legal identity or ceases to exist.

ML&Co. hereby waives diligence, presentment, protest, notice of protest, acceleration, and dishonor, filing of claims with any court in the event of insolvency or bankruptcy of the Affiliate or other applicable Affiliate Party, all demands whatsoever, except as noted in the first paragraph hereof, and any right to require a proceeding first against the Affiliate or other applicable Affiliate Party.

Neither ML&Co. nor the Company may assign its rights, interests or obligations hereunder to any other person (except by operation of law) without the prior written consent of the other party.

ML&Co. shall not exercise any right that it may acquire by way of subrogation under this Guaranty, by payment made hereunder or otherwise, until all amounts then due and payable by the Affiliate or other applicable Affiliate Party under the Agreement shall have been paid in full. Subject to the foregoing, upon payment of all such obligations of the Affiliate or other applicable Affiliate Party, ML&Co. shall be subrogated to the rights of the Company against the Affiliate or other applicable Affiliate Party, and the Company agrees to take at ML&Co.’s expense such steps as ML&Co. may reasonably request to implement such subrogation.

ML&Co. shall reimburse the Company for any reasonable fees and expenses incurred by the Company in the enforcement of the Company’s rights under this Guaranty (including the reasonable fees and expenses of outside counsel) if ML&Co. shall be found liable for any non-payment hereunder in a final, non-appealable judicial determination of a court of competent jurisdiction. ML&Co. shall not be required to pay, or otherwise be liable to, the Company for any consequential, indirect or punitive damages (including, but not limited to, opportunity costs or lost profits).

If any or all of the guaranteed obligations are determined unenforceable by a court of competent jurisdiction, ML&Co. will, as a separate and distinct obligation from the guarantee herein, indemnify and save the Company harmless from and against all losses and expenses that the Company may suffer or incur in connection with or in respect of any failure by any Affiliate or Affiliate Party for any reason to pay or perform any of its obligations, and shall pay such amount to the Company after demand as herein provided.

ML&Co. hereby represents and warrants that this Guaranty constitutes the valid and binding obligation of ML&Co. and does not violate or conflict with any applicable law.

If a court of competent jurisdiction shall hold any provision of this Guaranty to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

This Guarantee becomes effective concurrent with the effectiveness of the Agreement, according to its terms.

This Guaranty shall be governed by and construed in accordance with the internal laws of the State of New York as applicable to contracts or instruments made and to be performed therein.

IN WITNESS WHEREOF, ML&Co. caused this Guaranty to be executed in its corporate name by its duly authorized representative.

MERRILL LYNCH & CO., INC.

By:___________________________
Name:
Title:
Date:

     EXHIBIT II

FORM OF COVENANT CERTIFICATE

Merrill Lynch International
[address]
[address]
Attn: [contact]
Facsimile No.: [number]

Re:       First Majestic Silver Corp.

To Whom it May Concern:

          This Covenant Certificate is being delivered pursuant to the terms of the Schedule to the ISDA Master Agreement dated as of December 10, 2012 between Merrill Lynch International and First Majestic Silver Corp. (“Party B”) (including the ISDA Master Agreement executed as of the same date and all schedules, annexes, exhibits and confirmations thereto) (the “ISDA Agreement”). Unless otherwise defined herein, all capitalized terms used herein which are defined in the ISDA Master Agreement shall have the meanings ascribed to them therein. All certifications and statements herein are made in my capacity as an officer of Party B and not in any personal capacity.

           The calculations set forth below have been made as of [date]. I hereby certify that the Tangible Net Worth as of the date hereof is $_________________. Such figure is calculated as follows:

Party B’s Consolidated Shareholders’ Equity	1.	$_____
Consolidated value of Party B’s Goodwill	2.	$_____
The Tangible Net Worth equals: row 1 minus row 2		$_____

           I hereby certify that as of the date hereof the Permitted Indebtedness of Party B does not exceed USD 75,000,000 in the aggregate.

          I hereby certify that as of the date hereof the aggregate amount of Fleet Financing Loans incurred by Party B and the Party B Affiliates does not exceed USD 75,000,000 in the aggregate.

          I hereby certify that as of the date hereof the Party B Affiliates have not incurred any indebtedness that is unpaid and outstanding, including but not limited to Specified Indebtedness, other than unsecured indebtedness that is a Party B Affiliate Loan or secured indebtedness that is a Fleet Financing Loan.

          I hereby certify that as of the date hereof no Party B Affiliate is a party to any derivative transaction.

          I hereby certify that as of the date hereof, there are no loans, notes, advances, other indebtedness (including but not limited to Specified Indebtedness) or extensions of credit from any Party B Affiliate to Party B.

          I hereby certify that as of the date hereof, Party B does not owe any indebtedness, including but not limited to Specified Indebtedness, to any Party B Affiliate.

          I hereby certify that as of the date hereof, neither Party B nor any Party B Affiliate has transferred, whether in whole or in part, any Party B Affiliate Loan to an entity that is not a Party B Affiliate.

          To my knowledge, after reasonable inquiry, Party B has to date observed or performed in all material respects all of its covenants and other agreements, and satisfied in all material respects every condition, contained in the ISDA Agreement to be observed, performed, or satisfied by it, and that I have obtained no knowledge of any Event of Default or Potential Event of Default under the ISDA Agreement with respect to Party B, or Termination Event with Party B as the Affected Party.

[Remainder of page intentionally left blank]

FIRST MAJESTIC SILVER CORP.

By: _____________________________________
Name: ___________________________________
Title: Chief Financial Officer